UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number 001-40772

Cellebrite DI Ltd.

(Translation of registrant’s name into English)

94 Shlomo Shmelzer Road

Petah Tikva 4970602, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

On August 13, 2026, Cellebrite DI Ltd. (the “Registrant” or “Cellebrite”) issued a press release titled “Cellebrite Appoints Shiven Ramji Chief Executive Officer, Succeeding Thomas E. Hogan; Company Reports Second-Quarter 2026 Results” A copy of this press release is furnished as Exhibit 99.1 herewith.

The GAAP financial statements tables contained in the press release attached to this report on Form 6-K are incorporated by reference into the Registrant’s registration statements on Form S-8 (File Nos. 333-260878, 333-278130 and 333-293973) filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 8, 2021, March 21, 2024 and March 3, 2026, respectively, and Form F-3 (File No. 333-259826) filed with the SEC on September 13, 2022.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release titled “Cellebrite Appoints Shiven Ramji Chief Executive Officer, Succeeding Thomas E. Hogan; Company Reports Second-Quarter 2026 Results” (furnished herewith).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellebrite DI Ltd.

Date: August 13, 2026	By:	/s/ David Barter
David Barter
Chief Financial Officer

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